Filed Pursuant to Rule 424(b)(5)
Registration No 333-132911

TERMS SUPPLEMENT

(To general prospectus supplement and

prospectus, each dated March 31, 2006)

C$500,000,000

Merrill Lynch & Co., Inc.

Fixed to Floating Rate Subordinated Notes due May 30, 2022

(the “Notes”)

We will pay interest on the Fixed to Floating Rate Subordinated Notes due May 30, 2022 (the “Notes”) semi-annually on the 30th day of May and November of each year through and including May 30, 2017, beginning November 30, 2007, at a rate of 5.29% per annum. Thereafter we will pay interest on the Notes quarterly on the 28th day of February and the 30th day of May, August and November of each year beginning August 30, 2017 at a floating rate per annum equal to the three-month Canadian Deposit Offering Rate, reset quarterly, plus 0.92%. The Notes are subject to early redemption, in whole or in part, at our option beginning on May 30, 2017 and on each quarterly interest payment date thereafter. If we become obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, we may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date. The Notes are unsecured and rank junior in right of payment to our senior indebtedness. Holders of the Notes may only accelerate the maturity of the Notes upon our bankruptcy, insolvency or reorganization, and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

	Per Note	Total
Public offering price (1)	99.939%	C$499,695,000
Underwriting discount	0.40%	C$2,000,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	99.539%	C$497,965,000

(1)	Plus accrued interest from May 30, 2007 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this terms supplement or the accompanying general prospectus supplement or prospectus of Merrill Lynch & Co., Inc. is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks that are described in the “ Risk Factors” section on page TS-7 of this terms supplement.

Repayment of the Notes is not protected by any Federal agency or by the Securities Investor Protection Corporation. The Notes are not deposits or savings accounts but are unsecured debt obligations of Merrill Lynch & Co., Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The Notes will be ready for delivery in book-entry form only through CDS Clearing and Depositary Services, Inc., Clearstream, Luxemburg or Euroclear on or about May 30, 2007.

Merrill Lynch Canada Inc.

BMO Capital Markets

National Bank Financial

RBC Capital Markets

CIBC World Markets Inc.

CITI

Scotia Capital

TD Securities

The date of this terms supplement is May 16, 2007.

Terms Supplement

Page
Summary of the Offering	TS-3
Risk Factors	TS-7
Description of the Notes	TS-8
Depository	TS-15
United States Federal Income Taxation	TS-17
ERISA Matters	TS-21
Use of Proceeds	TS-22
Underwriting	TS-21
Validity of the Notes	TS-23
Experts	TS-23

Debt Securities, Warrants, Preferred Stock,
Depositary Shares and Common Stock Prospectus Supplement
(the “general prospectus supplement”)

Merrill Lynch & Co., Inc	S-3
Use of Proceeds	S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	S-4
The Securities	S-4
Description of Debt Securities	S-5
Description of Debt Warrants	S-16
Description of Currency Warrants	S-18
Description of Index Warrants	S-20
Description of Preferred Stock	S-25
Description of Depositary Shares	S-32
Description of Preferred Stock Warrants	S-36
Description of Common Stock	S-38
Description of Common Stock Warrants	S-42
Plan of Distribution	S-44
Where You Can Find More Information	S-45
Incorporation of Information We File With the SEC	S-46
Experts	S-46

Prospectus

Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

SUMMARY OF THE OFFERING

The following summary describes the Notes we are offering to you in general terms only. The Notes are a series of our debt securities described in our accompanying general prospectus supplement and prospectus and referred to therein as “subordinated debt securities,” and referred to herein as “Notes.” You should read this summary together with the more detailed information that is contained in the rest of this terms supplement and in the accompanying general prospectus supplement and prospectus. To the extent that any information in this terms supplement is inconsistent with information contained in the accompanying general prospectus supplement or prospectus, the information contained in this terms supplement will prevail.

References in this terms supplement to “ML&Co.,” “we,” “us” and “our” are to Merrill Lynch & Co., Inc., and references to “ML Canada” are to Merrill Lynch Canada Inc.

Issuer	Merrill Lynch & Co., Inc.

Securities Offered	Fixed to Floating Rate Subordinated Notes due May 30, 2022 (“the Notes”).

Aggregate Principal Amount	C$500,000,000.

Public Offering Price	99.939% of the Aggregate Principal Amount, plus accrued interest, if any, from May 30, 2007. The Notes will be issued in denominations of C$100,000 and integral multiples of C$1,000 in excess thereof.

Original Issue Date	May 30, 2007.

Maturity Date	May 30, 2022, unless earlier redeemed as described below.

Ranking	The Notes will rank subordinate and junior in right of payment to our senior indebtedness, as more fully described in “Description of Debt Securities—Terms of the Debt Securities” in the accompanying general prospectus supplement.

Fixed Interest Rate	From the Original Issue Date through but excluding May 30, 2017, the Notes will bear interest at the rate of 5.29% per annum.

Fixed Interest Payment Dates	Semi-annually, on the 30th day of May and November of each year, beginning November 30, 2007, through and including May 30, 2017. If any Fixed Interest Payment Date falls on a day that is not a Business Day, then the payment will be made on the immediately succeeding Business Day as if made on the date the payment was due and no interest will accrue on the amount payable for the period from and after the Fixed Interest Payment Date.

Fixed Day Count Convention	Equal semi-annual installments. For periods less than a full semi-annual period, Actual/365.

Floating Interest Rate	From and including May 30, 2017 through but excluding the Maturity Date or the date of early redemption, as applicable, the Notes will bear interest at the Canadian Deposit Offering Rate (“CDOR”), plus the Spread (as defined below). CDOR means a rate per annum equal to the average rate for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity, as defined below, (or a term as closely as possible comparable to such Designated Maturity) which appears on the Reuters Screen CDOR Page as of 10:00 a.m. Toronto time on an Interest Reset Date. If such rate does not appear on the Reuters Screen CDOR Page, the rate for that date will be determined on the basis of the bid rates of three Schedule I banks (as such term is defined in the Bank Act (Canada)), chosen in the sole discretion of the Calculation Agent, for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity (or a term as closely as possible comparable to such Designated Maturity) for settlement on that date and in an amount that is representative in Toronto, Ontario for a single transaction in bankers’ acceptances at that time accepted by such banks as of 10:00 a.m., Toronto time, on that date. If the second sentence of this definition is applicable, the Calculation Agent will request the principal Toronto office of each of the banks to provide it with a quotation of its rate. If at least two quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If only one quotation is provided as requested, the rate for that date will be the quoted rate. If CDOR cannot be determined for any date in the manner provided for in this definition, it shall be set for such date in such other manner or by reference to such other relevant display page as may be determined by the Calculation Agent, acting reasonably and in good faith. The “Designated Maturity”, as such term is used herein, shall be three (3) months.

Spread	0.92%.

Floating Interest Payment Dates	Quarterly, on the 28th day of February and on the 30th day of May, August and November of each year, beginning August 30, 2017. If any Floating Interest Payment Date falls on a day that is not a Business Day (other than a Floating Interest Payment Date falling on the Maturity Date or early redemption date), then the payment will be made on the immediately succeeding Business Day (unless such Business Day falls in the next succeeding calendar month, in which case payment will be made on the immediately preceding Business Day) and interest will accrue up to but excluding such date.

Interest Reset Dates	Quarterly, on the 28th day of February and on the 30th day of May, August and November of each year, beginning May 30, 2017, or if such date is not a Business Day, the immediately succeeding Business Day.

Floating Interest Period	A “Floating Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Floating Interest Reset Date. Interest will accrue during each such Floating Interest Period at CDOR determined on the relevant Interest Reset Date, plus the Spread, as set forth above. At the end of each Floating Interest Period all interest accrued during such period will be paid on the applicable Floating Interest Payment Date.

Floating Day Count Convention	Actual/365.

Early Redemption	The Notes may be redeemed, at our option, in whole or in part on any Interest Payment Date occurring on or after May 30, 2017. If we redeem any Notes, we will do so at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to but excluding such redemption date.

Tax Redemption	If we become obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, we may redeem the Notes in whole but not in part before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued but unpaid interest to but excluding the redemption date.

Payment on the Maturity Date	Unless earlier redeemed, the holder of each Note will be entitled to receive the principal amount of each Note in Canadian Dollars plus any accrued and unpaid interest in Canadian Dollars up to but excluding the Maturity Date. If the Maturity Date falls on a date that is not a Business Day, the principal amount and interest due on each Note shall be paid on the immediately succeeding Business Day and no interest shall accrue up to and excluding such date.

Business Day	“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in Toronto, Ontario and The City of New York are authorized or obligated by law, regulation or executive order to close.

CUSIP Number	5901887J1.

ISIN	CA5901887J13.

Form of Notes	The Notes will be issued in the form of global certificates which will be held by CDS Clearing and Depository Services Inc., also known as CDS, or its nominee. Except in certain limited circumstances, you will not be entitled to receive certificates evidencing the Notes in certificated form.

Additional Amounts	We intend to make all payments on the Notes without deducting U.S. withholding taxes. However, if we are required by law to deduct such taxes on payments to non-U.S. investors, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this terms supplement.

Limited Events of Default and Acceleration	The events of default under the Notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to ML&Co. Holders of the Notes may only accelerate the maturity of the Notes upon our bankruptcy, insolvency or reorganization, and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

Trustee	The Bank of New York.

Paying Agent and Registrar	BNY Trust Company of Canada.

Calculation Agent	Merrill Lynch Capital Services, Inc. (“MLCS”).

Use of Proceeds	The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement.

Listing	The Notes will not be listed on any securities exchange.

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

The value of the Canadian Dollar is affected by many complex factors

The purchase price for the Notes will be payable in Canadian dollars, and you will receive all payments of interest and the principal amount due at maturity in Canadian Dollars as well. In connection with the purchase of the Notes by an investor whose functional currency is other than Canadian dollars, such investor should make an appropriate investigation of the foreign exchange markets and understand the risks related to an investment in the Notes, the value of which may be affected by movements in the foreign exchange markets.

A trading market for the Notes may not develop

The Notes will not be listed on any securities exchange and a trading market for the Notes may not develop. Although our affiliate ML Canada has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. A limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Potential conflicts of interest could arise

Our subsidiary, MLCS, is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in determining the current value of the CDOR. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

You may not be able to effect service of process or enforce judgments obtained against us in Canada

We are incorporated under the laws of Delaware, and reside, and our principal assets are located, in the United States. It may not be possible therefore for you to effect service of process within Canada upon us in respect of actions under the Notes. Although we have appointed ML Canada as our agent for service of process for certain securities law purposes in each of the provinces and territories of Canada, it may not be possible for you to collect from us judgments obtained in Canadian courts. Judgments against us may therefore have to be enforced in the United States and may be subject to additional defences as a result. In addition, all of our directors and officers reside outside Canada and most of their assets are located outside Canada. It may not be possible therefore for you to effect service of process within Canada upon our directors and officers or to collect from them judgments obtained in Canadian courts.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Fixed to Floating Rate Subordinated Notes due May 30, 2022, which we refer to as the Notes, supplements and, to the extent inconsistent with, replaces the descriptions of the general terms and provisions of the debt securities set forth in our general prospectus supplement and prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the subordinated debt indenture referred to below.

General

The Notes offered by this terms supplement are a series of subordinated debt securities issued under our subordinated debt indenture, dated as of December 17, 1996, as amended by a supplemental indenture thereto dated as of May 16, 2006 (together, the “subordinated debt indenture”). The Notes will initially be limited to an aggregate principal amount of C$500,000,000. The Notes will be issued only in fully registered form without coupons, in denominations of C$100,000 and integral multiples of C$1,000 in excess thereof. All the Notes are unsecured obligations of ML&Co.

The Notes will rank subordinate and junior in right of payment to our senior indebtedness, as more fully described in “Description of Debt Securities—Terms of the Debt Securities” in the accompanying general prospectus supplement. Our senior indebtedness is any payment in respect of our indebtedness for money borrowed, except for any such indebtedness that is by its terms subordinated to or equal with the Notes. As of March 30, 2007, on a consolidated basis, approximately $199.8 billion aggregate principal amount of indebtedness for borrowed money of ML&Co. would rank senior to the Notes. The subordinated debt indenture does not limit the amount of debt, either secured or unsecured, that we may issue which would be senior to the Notes or that may be issued under the subordinated debt indenture or otherwise. We may, without notice to or consent of the holders or beneficial owners of the Notes, issue additional Notes having the same ranking, interest rate, maturity and other terms as the Notes, and being a part of the same series as the Notes.

We may redeem the Notes prior to maturity under the circumstances and at the redemption prices described below in “—When We Can Redeem the Notes.” The Notes are not redeemable at the option of any holder prior to maturity. The Notes are not subject to any sinking fund.

The original issue date for the Notes will be on or about May 30, 2007 (the “Original Issue Date”).

Payment on the Maturity Date

Unless earlier redeemed as described below, on the Maturity Date, you will be entitled to receive a cash payment equal to the principal amount of each Note in Canadian Dollars plus any accrued and unpaid interest in Canadian Dollars up to but excluding the Maturity Date. If the Maturity Date falls on a date that is not a Business Day, the principal amount and interest due on each Note shall be paid on the immediately succeeding Business Day and no interest shall accrue up to and excluding such date.

Interest Payments

During the period from and including May 30, 2007 to but excluding May 30, 2017, interest on the Notes will accrue at a rate of 5.29% per annum and such interest will be payable in arrears on May 30 and November 30 of each year beginning November 30, 2007 (the “Fixed Interest Payment Dates”). Interest on the Notes will accrue from and including the most recent Fixed Interest Payment Date to which interest has been paid or duly provided for, or if no interest has been paid or duly provided for, from and including the Original Issue Date. Interest payments will include accrued interest from and including the Original Issue Date or the last date on which interest has been paid, as the case may be, to and but excluding the relevant Fixed Interest Payment Date.

During the period from and including May 30, 2017 to but excluding May 30, 2022 (the “Maturity Date”) or the early redemption date, as applicable, interest on the Notes will accrue at a floating rate per annum equal to the Canadian Deposit Offering Rate (“CDOR”) having a Designated Maturity of three (3) months, reset quarterly, plus the Spread (as defined below). Such interest will be payable in arrears on the 28th day of February and on the 30th day May, August

and November of each year, beginning August 30, 2017 (the “Floating Interest Payment Dates”, and together with the Fixed Interest Payment Dates, the “Interest Payment Dates”). Interest payments on the Floating Interest Payment Dates will include accrued interest from and including May 30, 2017, or the most recent Interest Payment Date, to but excluding the relevant Floating Interest Payment Date, Maturity Date or redemption date, as the case may be.

The “Spread” is 0.92%.

The floating rate of interest on the Notes will be reset on the 28th day of February and on the 30th day of May, August and November of each year, beginning May 30, 2017 (the “Interest Reset Dates”). If any Interest Reset Date falls on a day that is not a Business Day, that Interest Reset Date will be postponed to the next succeeding Business Day.

A “Floating Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date. Interest will accrue during each such Interest Period at CDOR determined on the relevant Interest Reset Date, plus the Spread, as set forth above. At the end of each Floating Interest Period all interest accrued during such period will be paid on the applicable Floating Interest Payment Date.

All payments of interest on the Notes will be made to the persons in whose names the Notes are registered at the close of business fifteen calendar days preceding the applicable scheduled Interest Payment Date, whether or not that day is a Business Day.

Canadian Deposit Offering Rate (“CDOR”) means a rate per annum equal to the average rate for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity, as defined below, (or a term as closely as possible comparable to such Designated Maturity) which appears on the Reuters Screen CDOR Page as of 10:00 a.m. Toronto time on an Interest Reset Date. If such rate does not appear on the Reuters Screen CDOR Page on such date, the rate for that date will be determined on the basis of the bid rates of three Schedule I banks (as such term is defined in the Bank Act (Canada)), chosen in the sole discretion of the Calculation Agent, for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity (or a term as closely as possible comparable to such Designated Maturity) for settlement on that date and in an amount that is representative in Toronto, Ontario for a single transaction in bankers’ acceptances at that time accepted by such banks as of 10:00 a.m., Toronto time, on that date. If the second sentence of this definition is applicable, the Calculation Agent will request the principal Toronto office of each of the banks to provide it with a quotation of its rate. If at least two quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If only one quotation is provided as requested, the rate for that date will be the quoted rate. If CDOR cannot be determined for any date in the manner provided for in this definition, it shall be set for such date in such other manner or by reference to such other relevant display page as may be determined by the Calculation Agent, acting reasonably and in good faith. The Designated Maturity, as such term is used herein, shall be three (3) months.

A “Business Day” means a day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in Toronto, Ontario and The City of New York are authorized or obligated by law, regulation or executive order to close.

During the fixed interest period, for any period other than a full semi-annual period, interest will be calculated on the basis of the actual number of days elapsed and a year of 365 days or (in the case of a leap year) 366 days. During the Floating Interest Period, interest will be calculated on the basis of the actual number of days elapsed and a year of 365 days or (in the case of a leap year) 366 days.

If an Interest Payment Date, other than an Interest Payment Date falling on the Maturity Date or redemption date of the Notes, falls on a day that is not a Business Day, the payment due on a Fixed Interest Payment Date will be paid on the next succeeding Business Day and the payment due on a Floating Interest Payment Date will be paid on the next succeeding Business Day unless such Business Day falls in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding Business Day; provided, however, that if such date on which payment was due was a Fixed Interest Payment Date, no interest will accrue on the amount payable from and after such Fixed Interest Payment Date, and if such date on which payment was due was a Floating Rate Interest Payment Date, interest will accrue up to but excluding such date payment is made. If the Maturity Date or redemption date of the Notes falls on a day that is not a Business Day, the payment of principal and interest due on the Maturity Date or redemption date, as applicable, will be paid on the next succeeding Business Day and no additional interest on such payment will accrue from and after the such date.

Merrill Lynch Capital Services, Inc. (“MLCS”) will be the Calculation Agent for the purposes of the Notes. All determinations made by the Calculation Agent, absent manifest error will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upwards.

The trustee for the Notes is The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), which we refer to as the trustee.

We or our affiliates may purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect ML Canada to make a market in the Notes by purchasing and reselling Notes from time to time, but it is not required to do so. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

Payment of Additional Amounts

We intend to make all payments on the Notes without deducting U.S. withholding taxes. If we are required by law to deduct such taxes on payments to non-U.S. investors, however, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes, is:

•	a nonresident alien individual;

•	a foreign corporation;

•

a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for on that note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority. When we refer to a “U.S. taxing authority” in the discussion of additional amounts below and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States,” we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•

any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

•	is or was a citizen or resident or is or was treated as a resident of the United States;

•	is or was present in the United States;

•	is or was engaged in a trade or business in the United States;

•	has or had a permanent establishment in the United States;

•	is or was a domestic personal holding company, a passive foreign investment company or a controlled foreign corporation;

•	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

•	is or was a “ten percent shareholder” of ML&Co.;

•

any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•

any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the Notes;

•

any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent;

•

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Notes

We may redeem the Notes prior to the Maturity Date under the circumstances and at the redemption price described below. The Notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before the stated maturity date.

Early Redemption

We will be entitled, at our option, to redeem the outstanding Notes in whole or in part on any Interest Payment Date occurring on or after May 16, 2017. If we redeem any Notes, we will do so at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued interest to but excluding such redemption date.

Tax Redemption

We will be entitled, at our option, to redeem the outstanding Notes in whole and not in part if at any time we become obligated to pay additional amounts on any of those Notes on the next Interest Payment Date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after May 30, 2007. If we redeem any Notes, we will do so at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued interest to the redemption date.

Redemption Procedures

If we redeem the Notes as provided above, we must give the holders of the Notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts, if applicable. In addition, if we are redeeming the Notes due to a change in the laws or regulations of any U.S. taxing authority as described above, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described below under “—Notices.”

Events of Default and Acceleration

The events of default under the Notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to ML&Co. The payment of principal of the Notes may be accelerated only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the Notes upon a default in the payment of principal, interest or any other amount (including upon redemption) on the Notes or in the performance of any of our covenants or agreements contained in the Notes or in our subordinated debt indenture. No such payment or performance default will result in an event of default under the Notes or permit any holders or the trustee to take action to enforce the Notes or the subordinated indenture, except that a holder will be entitled at any time to bring a lawsuit for the payment of money due on the Notes of such holder. The foregoing supersedes the information in “Description of Debt Securities — Events of Default” in the accompanying general prospectus supplement and is reflected in our subordinated debt indenture.

The Bank of New York, the trustee under the subordinated debt indenture, also serves as trustee under certain of our other indentures and is permitted to engage in other transactions with us and our subsidiaries from time to time. However, if The Bank of New York acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default, or else resign.

Notices

Notices to holders of the Notes will be given by mailing the notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. We expect that notices given to the depository, as holder of the registered global securities, will be passed on to the beneficial owners of the Notes in accordance with the standard rules and procedures of the depository and its direct and indirect participants.

DEPOSITORY

Book-Entry Only

Upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global certificates (“Global Certificates”). Each Global Certificate will be held by, or on behalf of CDS or such other entity designated in writing by ML&Co. to act as depository. The Global Certificates will be registered in the name of CDS or its nominee. Except as described under “— Exchange for Notes in Certificated Form” in this terms supplement, no Global Certificate may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository, or another nominee of the depository, or by the depository or any such nominee to a successor of the depository, or a nominee of the successor. Ownership of the Notes will be constituted through beneficial interests in the Global Certificates, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the depository, acting on behalf of the beneficial owners of these Notes.

Purchasers of the Notes must hold their positions in the Notes through CDS, or Euroclear or Clearstream, Luxembourg. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customer’s securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian chartered bank, which in turn will hold such interests in customer’s securities accounts in the names of the Canadian subcustodians on the books of CDS.

CDS Procedures

The following is based on information provided by CDS:

Upon the issuance by ML&Co. of Notes represented by Global Certificates, the depository will credit the respective principal amount of the Notes represented by such Global Certificates to the accounts of its participants. Ownership of beneficial interests in a Global Certificate will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Notes represented by Global Certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through these participants (with respect to persons other than participants in the depository). So long as CDS or its nominee is the registered owner of the Global Certificates, CDS or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by these Global Certificates. Except as provided below, owners of beneficial interests in Notes represented by these Global Certificates will not be entitled to have Notes represented by these Global Certificates registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the registered owners or holders thereof.

Accordingly, each person owning a beneficial interest in a Global Certificate must rely on the procedures of the depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under a Global Certificate. ML&Co. understands that under existing policies of the depository and industry practices, if ML&Co. requests any action of holders or if an owner of a beneficial interest in a Global Certificate desires to give any notice or take any action which a holder is entitled to give or take under a Global Certificate, the depository would authorize the participants holding the relevant beneficial interests to give that notice or take that action. Any beneficial owner that is not a participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a participant to give that notice or take that action.

Payments of the interest on each Interest Payment Date and the principal due on the Stated Maturity Date on the Notes represented by a Global Certificate registered in the name of the depository or its nominee will be made by ML&Co. (or a paying agent, if specified by ML&Co.) to the depository or its nominee, as the case may be, as the registered owner of the Global Certificates. None of ML&Co., the paying agent (if any) or any other agent of ML&Co. will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Certificate or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. ML&Co. expects that the depository or its nominee, upon receipt of any payment of the principal amount on a Global Certificate will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in the principal amount of beneficial interests in such Global Certificate as shown on the records of the depository. ML&Co. also expects that payments by participants to owners of beneficial interests in a Global Certificate will be governed by standing customer instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of those participants.

Exchange for Notes in Certificated Form

If an Event of Default has occurred (as described under the section entitled “Description of Debt Securities—Events of Default” in the accompanying general prospectus supplement) or CDS is at any time unwilling or unable to continue as depository for the Notes or ceases to be a recognized clearing agency under the Securities Act (Ontario) or other applicable Canadian securities legislation and a successor depository is not appointed by ML&Co. within 60 days, ML&Co. will issue certificated Notes in exchange for all outstanding Global Certificates. In addition, ML&Co. may at any time determine not to have Notes represented by Global Certificates and, in that event, will issue certificated Notes in exchange for all Global Certificates. In either instance, an owner of a beneficial interest in a Global Certificate will be entitled to have certificated Notes registered in its name and will be entitled to physical delivery of those certificated Notes. Those certificated Notes will be registered in such name or names as the depository will instruct ML&Co. or its paying agent. It is expected that those instructions may be based upon directions received by the depository from participants with respect to beneficial interests in those Global Certificates. No service charge will be made for any transfer or exchange of certificated Notes, but ML&Co. may require payment of a sum sufficient from the beneficial owner to cover any tax or other governmental charge payable in connection therewith.

CDS

CDS was incorporated in 1970 and is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants include banks, investment dealers and trust companies and may include the Underwriters and some of the selling agents. Access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS participant. Transfers of ownership and other interests, including cash distributions, in securities held by CDS may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal stock exchanges and also clears a substantial volume of “over the counter” trading in equities and bonds.

UNITED STATES FEDERAL INCOME TAXATION

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates, or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding the Notes in a tax-deferred or tax-advantaged account, dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers, except where otherwise specifically noted. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this terms supplement, the term “U.S. Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

(1) a citizen or resident of the United States,

(2) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

(3) an estate the income of which is subject to United States federal income tax regardless of its source,

(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

(5) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

U.S. Holders

Payments of Interest.    Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

A U.S. Holder who uses the cash method of accounting and who receives an interest payment in Canadian Dollars with respect to a Note (or who receives proceeds from a sale, exchange or other disposition of a Note attributable to accrued interest) will be required to include in income the United States Dollar value of the Canadian Dollar payment (determined based on a spot rate on the date the payment is received) regardless of whether the payment is in fact converted to United States Dollars at that time, and this United States Dollar value will be the U.S. Holder’s tax basis in the Canadian Dollars so received.

A U.S. Holder who is an accrual method taxpayer will be required to include in income the United States Dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The United States Dollar value of the accrued interest income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The U.S. Holder will recognize foreign currency exchange gain or loss, which will constitute ordinary income or loss, with respect to accrued interest income on the date the interest payment or proceeds from the sale, exchange or other disposition of a Note attributable to accrued interest is actually received. The amount of such income or loss recognized will equal the difference between the United States Dollar value of the Canadian Dollar amount received (determined based on a spot rate on the date the payment is received) in respect of the accrual period and the United States Dollar value of interest income that has accrued during the accrual period (as determined above). A U.S. Holder may elect to translate interest income into United States Dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within 5 business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the “IRS”).

Disposition of a Note.    Except as discussed above, upon the sale, exchange, redemption or other disposition of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (other than amounts representing accrued and unpaid interest, which will be taxable as such) and the U.S. Holder’s adjusted tax basis in the Note. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale, exchange, redemption or other disposition. The deductibility of capital losses is subject to certain limitations.

A U.S. Holder’s adjusted tax basis in a Note generally will be the United States Dollar value of the Canadian Dollar amount paid for such Note determined on the date of purchase. A U.S. Holder who purchases a Note with previously owned Canadian Dollars will recognize ordinary income or loss in a amount equal to the difference, if any, between such U.S. Holder’s tax basis in the Canadian Dollars and the United States Dollar fair market value of the Note on the date of purchase.

Gain or loss realized upon the sale, exchange, redemption or other disposition of a Note that is attributable to fluctuations in currency exchange rates will be foreign currency exchange gain or loss, which will be ordinary income or loss, and will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates (i.e., foreign currency exchange gain or loss) will equal the difference between (i) the United States Dollar value of the Canadian Dollar principal amount of the Note, determined on the date the payment is received or the Note is disposed of, and (ii) the United States Dollar value of the Canadian Dollar principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on the Notes described above. The foreign currency exchange gain or loss will be recognized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of the Notes.

A U.S. Holder will have a tax basis in any Canadian Dollars received on the sale, exchange, redemption or other disposition of a Note equal to the United States Dollar value of the Canadian Dollars, at the time of the sale, exchange, redemption or other disposition. A cash method taxpayer who buys or sells a Note is required to translate units of Canadian Dollars paid or received into United States Dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement of the purchase or sale. An accrual taxpayer may elect the same treatment for all purchases and sales of foreign currency obligations. This election can not be changed without the consent of the IRS. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Canadian Dollars (including its exchange for United States Dollars or its use to purchase Notes) will be ordinary income or loss.

Tax Return Disclosure Regulations

Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Internal Revenue Code of 1986, as amended (the “Code”) in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as any foreign currency exchange loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Non-U.S. Holders

A non-U.S. Holder who is an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding Notes on its own behalf will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note,

•	certifies that such owner is not a U.S. Holder, and

•	provides the beneficial owner’s name and address of the beneficial owner’s permanent residence.

A “Withholding Agent” is any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding. Generally, the aforementioned statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of a change in circumstances that makes any information on the W-8BEN incorrect and must furnish a new W-8BEN. A holder of a note which is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of Notes held by a foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder provides to the Withholding Agent an IRS Form W-8ECI.

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner’s W-8BEN (or substitute form).

Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information, such as the registered owner’s taxpayer identification number, in the required manner.

Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a note to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either:

•	the broker determines that the seller is a corporation or other exempt recipient; or

•

the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

•	the broker determines that the seller is an exempt recipient; or

•	the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner’s non-U.S. status would normally be made on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA MATTERS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including ML Canada, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which ML Canada or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement.

UNDERWRITING

Under the terms and subject to the conditions contained in the terms agreement dated May 16, 2007 and an underwriting agreement dated March 31, 2006 (the “underwriting agreement”) with Merrill Lynch Canada Inc., as representative of the several underwriters listed below (the “underwriters”) the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the securities set forth opposite their names below:

Underwriter	Principal Amount
Merrill Lynch Canada Inc.	C$365,000,000
BMO Nesbitt Burns Inc.	C$25,000,000
National Bank Financial Inc	C$25,000,000
RBC Dominion Securities Inc.	C$25,000,000
CIBC World Markets Inc	C$15,000,000
Citigroup Global Markets Inc.	C$15,000,000
Scotia Capital Inc.	C$15,000,000
TD Securities Inc.	C$15,000,000

Total	C$500,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions related to ML&Co., including that there has been no material adverse change in our financial condition or in the financial markets. The underwriters are obligated to take and pay for all of the Notes if any Notes are purchased.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

This terms supplement and the accompanying general prospectus supplement and prospectus may be used by Merrill Lynch Canada Inc. and its affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Merrill Lynch Canada Inc. and its affiliates may act as principal or agent in such transactions.

The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

In connection with this offering, ML Canada currently intends to buy and sell the Notes to create a securities market for the holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, ML Canada will not be obligated to engage in any of those market activities or continue them once it has started. Neither ML&Co. nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the Underwriters make any representation that the underwriters will engage in any of those transactions or that those transactions, once commenced, will not be discontinued without notice.

ML Canada was involved in the decision to distribute the Notes hereunder. ML Canada is an indirect wholly-owned subsidiary of ML&Co. Consequently, ML&Co. is a “related issuer” and is also a “connected issuer” of ML Canada within the meaning of the securities legislation of each of the provinces of Canada in connection with the offering of the Notes under this terms supplement and the accompanying general prospectus supplement and prospectus.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this terms supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

C$500,000,000

Merrill Lynch & Co., Inc.

Fixed to Floating Rate Subordinated Notes due May 30, 2022

TERMS SUPPLEMENT

Merrill Lynch Canada Inc.

BMO Capital Markets

National Bank Financial

RBC Capital Markets

CIBC World Markets Inc.

CITI

Scotia Capital

TD Securities

May 16, 2007